SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 10, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

       CNOOC LIMITED AGREES TO ACQUIRE A STAKE IN THE HIGHLY ATTRACTIVE
                     KASHAGAN FIELD IN NORTH CASPIAN SEA

(Hong Kong, March 7, 2003) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) is pleased to announce that it has entered into an agreement with BG International Limited (BG), a wholly owned subsidiary of BG Group, to acquire from BG a 1/12th (8.33%) interest in the North Caspian Sea Project (the "Project") in Kazakhstan for US$615 million.

The Project covers approximately 5,600 square kilometers of the Caspian Sea and includes the highly attractive Kashagan field, the Kalamkas discovery and three other significant exploration prospects: Kairan, Aktote and Kashagan SW. The Kashagan field is one of the largest oil and gas discoveries in the world and the largest in the past 30 years. Located in one of the world's most prolific oil and gas basins, the field contains estimated recoverable reserves of up to 13 billion barrels of oil equivalent. The Project is owned by a world class consortium of partners including ENI-Agip (operator), BG Group, ConocoPhillips, ExxonMobil, INPEX, Shell and TotalFinaElf.

"This acquisition allows the company to gain a firm foothold in one of the world's most prolific oil and gas basins and provides the potential for significant reserve growth and visibility in long-dated production growth," said Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited. "We look forward to partnering with many of the world's top oil and gas companies in what will be the largest oil and gas project in Kazakhstan."

"This transaction further demonstrates CNOOC's opportunistic approach to capture value enhancing transactions and strengthens the Company's long-term growth prospects. Estimated low opex and long production life are expected to result in strong cash flow to CNOOC and its shareholders for many years to come" commented Dr. Mark Qiu, CFO and SVP of CNOOC Limited.

Completion of the acquisition is subject to the satisfaction of a number of conditions including the waiver of certain preemption rights and receipt of governmental approvals.

Credit Suisse First Boston and Merrill Lynch are acting as financial advisors to the Company in connection with the transaction.


Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no




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obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:    anne.lui@knprhk.com
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           Zelda.yung@knprhk.com
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           maggie.chan@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                            ------------------------
                                            Name:  Cao Yunshi
                                            Title: Company Secretary

Dated: March 10, 2003